NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
GLENLAKE ONE | SUITE 200 4140 PARKLAKE AVENUE | RALEIGH, NC 27612 nelsonmullins.com

February 5, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara Ransom
Taylor Beech

Re:	urban-gro, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 3, 2021
File No. 333-250120

Dear Ms. Beech and Ms. Ransom:

On behalf of urban-gro, Inc. (the “Company”), we are hereby responding to the letter dated February 5, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed February 3, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.	We note your updated disclosure and reissue Comment 2. Please revise your disclosure to explicitly state the amount of product revenue and amount of service revenue earned for each period.

Response: The Company has revised the disclosure in response to the Staff’s comment.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

February 5, 2021

2.	We note your updated disclosure and reissue Comment 3. With respect to your discussion of the results of operations for the years ended December 31, 2019 and 2018, your 10-K disclosure states that the increase in revenue was due, in part, to the growth of the cannabis industry. Your disclosure regarding the same periods in this S-1 does not mention the cannabis industry. Please revise for consistency, or tell us what has changed to make the statement no longer accurate.

Response: The Company has revised the disclosure in response to the Staff’s comment.

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Please direct any questions or further communications relating to the above to the undersigned at (919) 329-3804 or Mike Bradshaw at (202) 689-2808. Thank you for your attention to this matter.

Very truly yours,

/s/ W. David Mannheim

W. David Mannheim

cc:	urban-gro, Inc.
Brad Nattrass